UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 February 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT N.V. - Buyback of ordinary shares, 31 January 2006
TNT launches domestic express services in India, 1 February 2006
TNT N.V. - Buyback of ordinary shares, 1 February 2006

31 January 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On January 30, 2006, it purchased 290,000 TNT N.V. ordinary share! s at an average price of Euro 27.1931 per share.

It is TNT's intention to cancel the repurchased shares.

1 February 2006

TNT LAUNCHES DOMESTIC EXPRESS SERVICES IN INDIA

First step towards market leadership in 2010

Amsterdam/Mumbai, 1 February 2006 - TNT, the global provider of mail, express and logistics services announced its domestic foray in India at a press meeting in Mumbai today. The expansion plan in India is in line with the global strategy of focusing on building quality networks in emerging markets. TNT will make an investment of around 100 million Euro into the Indian market over the next five years, further reinforcing its commitment to the booming Indian economy. This launch makes TNT the first multinational brand in India to offer international and domestic services using an integrated air and road network. TNT will clearly differentiate from its competitors in the express segment, through its offering of a gamut of "first ever" services. TNT aims to be the leading integrated player in the Indian market by 2010.

To spearhead its expansion plans, TNT has currently increased its offices from 17 locations to over 50 locations. By the end of 2006 there will be more than 144 offices spanning the length and breadth of the country. TNT has also expanded its depot space from 80,000 square feet to over 300,000 square feet with a fleet of more than 1000 vehicles that will traverse close to 300,000 kms per day. TNT will by then also have over 1600 trained professionals lined up towards meeting the customers' express distribution requirements.

Mr. James McCormac, Chief Operating Officer of TNT's Express division, said, "India is a country we are all excited about. It has huge business potential and our expansion plan is clearly in line with our strategic intent to focus on and develop in emerging markets. We have been operating our international express services in India for the past 12 years. With this launch, we will be able to cater to a larger base of customers. Huge investments across manpower, infrastructure and IT have been made to ensure that the customer experiences the same international quality of service that has become the TNT hallmark."

Starting today, TNT India will offer air network solutions to customers. The road network services will commence by mid March 2006, as part of our Phase 2 expansion plans.

"As the economy booms, surface transport will turn out to be the real advantage. TNT's expertise in this segment is clearly established with the successful operation of the European, Asian and Middle East road networks. The TNT India road network will offer an attractively priced, fast and reliable mode of transport to customers. It will also be one of the most critical factors in establishing us as a clear leader in the integrated express distribution segment," said Mr. Abhik Mitra, Managing Director - TNT India.

TNT's domestic air network solutions will offer Time Definite, Day Definite and Value Added Services. It will also be the first express company to launch two unique services under Time Critical called TNT Sameday & 9am Express. 'TNT Sameday' offers a delivery solution that ensures that an urgent consignment is delivered door-to-door the very same day. '9am Express' guarantees the delivery of a document early next day as soon as offices open. Both these services come with a money back guarantee and proactive delivery updates within 1 hour via mobile / email.

During the initial phase, TNT would concentrate on acquiring customers through an aggressive direct marketing campaign. This launch will also open up great opportunities with TNT's large global & major accounts who have been demanding integrated distribution services. The toll free, one-number strategy along with its 24X7 customer service operations will offer a special touch of personal care and attention to customers.

TNT INDIA Pvt. Ltd. An ISO 9001:2000 company

TNT India Pvt. Ltd. is a wholly owned subsidiary of TNT N.V - one of the largest integrated distribution companies worldwide. Incorporated in 1993, TNT was the first multinational express distribution company to enter the Indian market with a direct subsidiary. TNT specializes in international air express and cargo. In a short span of time, the company has grown significantly, increasing the market share from 6% in 1996 to 28% today.

TNT India has adopted a vertical focused strategy to drive its growth. TNT identifies specific needs of different verticals and rolls out unique offerings to suit each target segment. TNT Scholar Pak for students, TNT Medpak for the life sciences segment and TNT Exhibition Services targeted at Indian exporters participating in overseas exhibitions, are some of the examples. Headquartered in Bangalore, TNT India has offices spanning the length and breadth of the country and will have over 1600 employees by end of the year. TNT India is the only express distribution company to be awarded an ISO 9001:2000 certification for all its functions and branches across the country.

1 February 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

- on January 31, 2006, it purchased 350,000 TNT N.V. ordinary shares at an average price of Euro 27.0750 per share,

- during the period from December 6, 2005 until and including January 31, 2006, it purchased 17,202,752 TNT N.V. ordinary shares at an average price of Euro 26.1652 per share, and

- the total amount of the share buyback until and including January 31, 2006 therefore amounts to 45.0% of the announced Euro 1 billion.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 1 February 2006